BENITEC BIOPHARMA INC.

3940 TRUST WAY

HAYWARD, CALIFORNIA 94545

February 6, 2026

VIA EDGAR

Ms. Jessica Dickerson

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Benitec Biopharma Inc.

Registration Statement on Form S-3 (File No. 333-293077)

Dear Ms. Dickerson:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Benitec Biopharma Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-293077) so that it may become effective at 3:00 p.m. Eastern Time on February 10, 2026, or as soon thereafter as practicable.

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

cc:	Matthew S. O’Loughlin, O’Melveny & Myers LLP